CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

December 6, 2007

OTC.BB (US): CBTGF

CIBT Establishes Relationship with US Accreditation Body

CIBT Education Group Inc (TSX.V: CPT; OTC.BB (US): CBTGF) is pleased to announce that the company has entered into a cooperation agreement with the Association of Collegiate Business Schools and Programs (“ACBSP”) to assist ACBSP in expanding their presence to China.  CIBT was also accepted as a Corporate Member of the ACBSP.

ACBSP is the leading specialized accreditation association for business education in the United States.  Founded in 1988, ACBSP was created by its members to fulfill a need for specialized accreditation of higher education with business schools and programs that acknowledged and emphasized quality in teaching and learning outcomes.

CIBT will work together with the ACBSP by increasing awareness of private business school accreditation, and assisting other ACBSP members in expanding their educational programs into China.

About ACBSP:

ACBSP develops, promotes and recognizes best practices that contribute to continuous improvement of business education and accredit qualified business programs.  Founded in 1988, ACBSP is a recognized accreditation body for business education by the Council for Higher Education Accreditation.  As of September 2007, ACBSP membership included 565 educational institutions, 398 of which have successfully achieved accreditation.  In addition, membership includes 13 corporations and 14 emeritus members.  Nearly 5,900 persons at these entities are individual members and receive benefits of membership.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cibt.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.